SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  December, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Interest on Own Capital's Credit Announcement" dated on December 09, 2008.

December 09, 2008 (01 page)
For more information, contact:
Norair Ferreira do Carmo
TELESP, São Paulo - Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(Sao Paulo – Brazil; December 09, 2008) – Telecomunicações de São Paulo S. A. – Telesp (NYSE: TSP; BOVESPA: TLPP) announces to its shareholders that the Board of Directors, at its Meeting held on December 09, 2008, deliberated, ad referendum of the General Shareholders’ Meeting, the credit of Interest on Own Capital related with the fiscal year 2008, in accordance to the article 28 of the Company’s Bylaws, with the article 9 of the Law #9249/95 and Instruction #207/96 of CVM, in the amount of R$416,000,000.00 (four hundred and sixteen million reais) and after withholding the income tax of 15%, its net amount is R$353,600,000.00 (three hundred and fifty three million, six hundred thousand reais), according to the table below.

	Immune or		Taxed Legal Entities
Amount per share: R$	Exempt Legal	Withholding tax (15%)	and Individuals (Net
	Entities (Gross		Value)
	Value)

Common Shares	0.770991877059	0.115648781558	0.655343095501

Preferred Shares(*)	0.848091064765	0.127213659714	0.720877405051

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

Also in accordance to the Board of Directors’ deliberation, the Interest on Own Capital will be accounted by the Company on December 30, 2008.

The credit of the Interest on Own Capital will be made on individual basis for each shareholder, based in the shareholder registry book position by the end of the day, on December 30, 2008. As of December 31, 2008 the shares will be considered as “ex-Interest on Own Capital”. The payment will be made in 2009, in a date to be determined by the General Shareholders’ Meeting.

In accordance to the single paragraph of the article 28 of the Company’s Bylaws, such Interest on Own Capital may be charged to the mandatory minimum dividend for the fiscal year 2008, ad referendum of the General Shareholders’ Meeting.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until January 07, 2009 to the “Gerenciamento de Ações Escriturais” of Banco ABN AMRO Real S.A., the depositary bank, located at Rua Hungria, 1400 – 3º andar – CEP: 01455-000 – Jardim Europa – São Paulo – SP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	December 09, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director